Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

SEVENTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

SANGAMO BIOSCIENCES, INC.

Sangamo BioSciences, Inc., a Delaware corporation (the “Corporation”), hereby certifies as follows:

1. The Board of Directors of the Corporation duly adopted the following resolutions in accordance with the provisions of the General Corporation Law of the State of Delaware, Section 242:

RESOLVED, that Article V, Paragraph 4 of the Seventh Amended and Restated Certificate of Incorporation of the Corporation, as amended from time to time, is hereby amended and restated in its entirety as follows:

Vacancies occurring on the Board of Directors for any reason may be filled by vote of a majority of the remaining members of the Board of Directors, even if less than a quorum, at any meeting of the Board of Directors. A person so elected by the Board of Directors to fill a vacancy shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been duly elected and qualified.

2. This amendment to the Seventh Amended and Restated Certificate of Incorporation of the Corporation has been duly adopted by the holders of a majority of the issued and outstanding shares of the Corporation’s common stock in accordance with the provisions of the General Corporation Law of the State of Delaware, Section 242, such holders being all of the holders of the Corporation’s capital stock entitled to vote thereon.

The Corporation has caused this Certificate of Amendment of the Seventh Amended and Restated Certificate of Incorporation to be signed by the Corporation’s President, its authorized officer, on this 14th day of June, 2016.

SANGAMO BIOSCIENCES, INC.

By:	/s/ Alexander (Sandy) Macrae
Name:	Alexander (Sandy) Macrae
Title:	President and Chief Executive Officer

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